July 9, 2014

VIA EMAIL AND EDGAR

Mr. Geoff Kruczek

Attorney-Adviser, Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aspen Insurance Holdings Limited

Schedule 14D-9

Filed June 17, 2014

File No. 005-79396

Dear Mr. Kruczek:

On behalf of our client, Aspen Insurance Holdings Limited (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated June 25, 2014, with respect to the above-referenced Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company on June 17, 2014.

In connection with this letter, the Company is filing Amendment No. 6 to the Schedule 14D-9 (“Amendment No. 6”), which has been revised in response to the Staff’s comments. We have enclosed a marked copy of Amendment No. 6 to show changes from the Schedule 14D-9 filed on June 17, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 6.

General

1.	Please tell us whether Aspen provided its employees with access to a video, the contents of which related to Endurance’s proposal to acquire Aspen. If so, please tell us why this video, including a transcription, was not filed under applicable rules, such as Rule 425 of Regulation C and Exchange Act Rule 14a-12. Please also provide us a copy of these materials.

Response: On a regular basis, the Company’s Chief Executive Officer, Chris O’Kane, addresses employees to provide them with an update on the Company and a sense of executive management’s recent thoughts and focus that is also recorded for the Company’s internal intranet (which is only accessible to employees). On June 3, 2014, Mr. O’Kane gave one such regular employee address. In that internal employee address, Mr. O’Kane mentioned, among other things, Endurance’s proposal to acquire the

Mr. Geoff Kruczek

U.S. Securities and Exchange Commission

July 9, 2014

Company and reassured employees that the Company had been working closely with its advisors in connection with Endurance’s proposal. The remarks were not made on the basis of any prepared written materials or script.

Moreover, unlike a situation where a company arranges for publication of a news story or deliberately leaves behind written materials to persuade shareholders, in this case, the video of the employee address was posted to the Company’s internal intranet (which is accessible only by employees) inadvertently by a lower-level employee (who simply posted it out of habit given the past practice of posting the recording of Mr. O’Kane’s regular addresses) and was left on the intranet for only a very brief time before it was taken down (less than 90 minutes).

Given the nature of the comments (which were entirely consistent with Aspen’s public statements) and the informal, “rally the troops” context in which they were made, the Company respectfully submits that the comments made in such address were not intended to be and cannot reasonably be viewed as “offering” material and, even if the Company had been subject to Rule 14a-12 at the time such statements were made (at that time, the Company had not filed a revocation solicitation statement and therefore was not, by the terms of Rule 14a-12, subject to such rule), such comments likewise were not intended to be and cannot reasonably be viewed as “solicitation” material.

Background of the Offer, page 16

2.	We note the disclosure regarding the June 2, 2014 press release. We also note that in such press release, Aspen states that its shareholders do not support Endurance’s acquisition proposal. Given that it appears from Aspen’s disclosure that the proposal has not yet been presented to shareholders, please tell us the basis for this statement. Also revise applicable future filings to clarify the basis of any statements regarding the opinions of Aspen shareholders relating to the offer by Endurance.

Response: The Company advises the Staff that the statement by Mr. Jones in the Company’s June 2 press release was based on the Company’s discussions with shareholders with whom Aspen’s representatives spoke with respect to Endurance’s prior proposal. The shareholders did not support such proposal, and the Company’s expectation is that shareholders would continue to not support, Endurance’s revised proposal. The revised proposal contained the same undesirable aspects as the prior proposal, including the use of Endurance common stock for 60% of the aggregate consideration, the strategic and cultural mismatch of the two companies, the significant dis-synergies that are expected to result from any combination of such companies and the fact that the revised proposal represented a lower premium to book value than Endurance’s prior proposal. In future filings, the Company will clarify the basis of any future statements regarding the opinions of the Company’s shareholders relating to the then-existing offer by Endurance.

Mr. Geoff Kruczek

U.S. Securities and Exchange Commission

July 9, 2014

3.	Please refer to the disclosure on page 24 regarding the press release Aspen issued on June 9, 2014. While the disclosure indicates the content of that communication was limited to the matters specified in Rules 14d-9(b) and (f), the information actually included appears to be beyond what is authorized by those rules. Please revise your disclosure and future filings accordingly.

Response: The Company advises the Staff that it believed that it would be materially misleading and confusing to shareholders to only state in the press release that the Company was considering Endurance’s offer, without also stating that the offer that it was considering was identical to an offer that the Company had previously unanimously rejected just one week earlier. In response to the Staff’s comments, page 28 has been clarified accordingly.

Reasons for the Recommendation of the Aspen Board of Directors, page 25

4.	We note the “factors” the Board considered, as referenced here and page 35. Please revise to clarify the reasons for making their recommendation. See Item 1012(b) of Regulation M-A.

Response: In response to the Staff’s comments, pages 28, 29 and 38 have been revised.

The Offer significantly undervalues Aspen, page 25

5.	We note the use of the comparative term “undervalues.” While we also note the multiple bullet points included under this heading, it is unclear how the matters disclosed support the conclusion that Endurance’s offer undervalues Aspen, inasmuch as the disclosure does not indicate a value for Aspen derived by the Board. Therefore, please revise to clarify how the “Offer” undervalues Aspen.

Response: The Company believes that the Offer undervalues Aspen relative to the value that the Company could achieve on a standalone basis through continued execution of its strategic business plan, which is stated in Amendment No. 1 (for example, on page 29: “Endurance’s Offer significantly undervalues Aspen, and we are confident that our strategic plan will deliver value to Aspen shareholders that is superior to the Offer”) and has been consistently communicated to shareholders (for example, in the Company’s April 20 letter: “The Aspen Board has concluded that Aspen will be able to create superior value for Aspen shareholders based on our standalone plan”). The value that the Company believes it could achieve on a standalone basis through continued execution of its strategic business plan is based on a variety of factors considered by Aspen’s board in its judgment, including those described in the Schedule 14D-9.

6.

As a related matter, we note the financial advisor’s opinion related to the inadequacy of the offer and that Aspen’s disclosure does not include a summary of its analysis or any projections Aspen provided to it. Notwithstanding the absence of an item requiring such disclosure, please tell us, with a view toward disclosure, what

Mr. Geoff Kruczek

U.S. Securities and Exchange Commission

July 9, 2014

consideration has been given to disclosing the analyses and projections underlying the financial advisor’s opinion so that Aspen shareholders are better able to assess the basis for Aspen’s and the financial advisor’s conclusions regarding the adequacy of the offered consideration.

Response: The Company respectfully submits that the disclosure currently provided with respect to the analyses and projections underlying the financial advisor’s opinion is appropriate and, as noted by the Staff, the disclosure requirements under Schedule 14D-9 do not require disclosure of the financial advisor’s underlying analyses or the related Company projections. In deciding whether to disclose such analyses and projections, the Company is of the view that such disclosure in the context of a hostile offer would be highly advantageous to the bidder and highly disadvantageous to the target company and its shareholders.

The Offer is replete with uncertainties and onerous conditions, page 34

7.	Please clarify how the failed “Say-on-Pay” noted in the disclosure relates to the likelihood of Endurance’s ability to win approval for the transaction from its own shareholders. The connection Aspen is seeking to make is unclear, particularly given that Endurance’s other proposals at the referenced meeting, including the election of directors, were approved by substantial majorities.

Response: The Company advises the Staff that, notwithstanding the approval of other matters at Endurance’s annual general meeting, the Company views the failed say-on-pay vote as relevant and potentially significant in considering the likelihood of Endurance winning approval for a transaction from its own shareholders. The rejection by Endurance shareholders of Endurance’s compensation package was overwhelming and highly unusual; according to a recent study, only 5% of mid-cap companies such as Endurance failed to get majority shareholder support for executive compensation say-on-pay proposals in shareholder meetings held in 2014 (Broadridge and PWC’s ProxyPulse, Second Edition, 2014). Additionally, Endurance’s ongoing failure to respond to such a clear message from its shareholders raises the question of the willingness of the Endurance board and management to make decisions without regard to shareholder value or to address significant shareholder concerns. The Company believes that in comparison to votes on director elections or other routine proposals such as auditor approval, the Endurance shareholders’ vote on the say-on-pay proposal is more likely to be indicative of shareholder sentiment – and potential distrust between shareholders and management – and that sentiment may influence the likelihood of shareholder approval of a transaction pursued by Endurance management and recommended to them by Endurance management.

Mr. Geoff Kruczek

U.S. Securities and Exchange Commission

July 9, 2014

Cautionary Statement …, page 49

8.	Please revise to delete reference here and in exhibits (a)(1)-(3) to inapplicable safe harbors. See Exchange Act Section 21E(b)(2)(C).

Response: In response to the Staff’s comments, page 53 and exhibits (a)(1)-(3) have been revised to delete reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The remaining language in the Cautionary Statement Regarding Forward-Looking Statements has been retained in connection with the “bespeaks caution” doctrine at common law, which is not limited by Exchange Act Section 21E(b)(2)(C).

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the foregoing, please do not hesitate to contact either of us by phone or by email.

Sincerely,

/s/ Michael Groll	/s/ Daniel A. Neff

Michael Groll	Daniel A. Neff
Willkie Farr & Gallagher LLP	Wachtell, Lipton, Rosen & Katz
(212) 728-8616	(212) 403-1218
mgroll@willkie.com	daneff@wlrk.com

Enclosure

cc:	Michael Cain, Aspen Insurance Holdings Limited

Patricia Roufca, Aspen Insurance Holdings Limited

Joseph D. Ferraro, Willkie Farr & Gallagher LLP

Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz